355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Amendment No. 3 to Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2010 (the “Registration Statement”) and subsequently amended on April 9, 2010 (“Amendment No. 1”), May 12, 2010 (“Amendment No. 2”) and June 3, 2010 (“Amendment No. 3”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on June 9, 2010 (the “Comment Letter”), with respect to the Registration Statement, and Amendment No. 4 has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to Amendment No. 4, except as otherwise noted below.

1.	We note that you have included industry data relating to television networks, programming and new media, which you obtained from Kagan Media Appraisals. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure.

Response: The Company respectfully advises the Staff that a copy of this material was e-mailed to Erin Martin by Julian Kleindorfer on June 9, 2010.

Our Properties, page 7

2.	Please also disclose the annualized net effective rent per leased square foot for the uncommenced leases of 875 Howard Street in the tabular presentation on page 8.

Response: The Company has revised its disclosure in footnote 8 on page 8 in response to the Staff’s comment.

Distribution Policy, page 52

3.	Refer to footnote 2 on page 54. Tell us how you calculated the straight line rent adjustment of $1,831 for the office properties and why it has significantly changed from the amounts reported in your last amendment.

Response: The Company respectfully advises the Staff that it calculated the straight line rent adjustment of $1,831 for the office properties by determining the non-cash component of rental revenues included under GAAP accounting, which is the difference between the average rental revenue received over the life of the leases and the contractual rents received over a corresponding period under those leases. In preparing Amendment No. 3 to the registration statement, the Company discovered an error arising from the change in accounting treatment of the 875 Howard Street property from purchase accounting to historical cost basis accounting, initially reflected in Amendment No. 2, as discussed in Notes (B) and (C) of the Hudson Pacific Properties, Inc. Pro Forma Consolidated Financial Statements. In Amendment No. 2, a conforming change for this new accounting treatment was inadvertently omitted in the straight line rent adjustment in the Distribution Policy. The change the Staff notes in Amendment No. 3 corrected this error.

4.	Reference is made to footnote 6. Given that you have only included increases in contractual rental income from new leases and renewals signed through March 31, 2010, please tell us what consideration was given to similarly revising your estimated provision for tenant improvement costs and leasing commissions to include only those costs for which you have commitments, including those related to these new or renewed leases entered into through March 31, 2010.

Response: The Company has revised its disclosure in footnote 6 on page 55 in response to the Staff’s comment in order to include only those costs for which it had contractual commitments for the 12 months ending March 31, 2011 with respect to leases entered into through March 31, 2010.

5.	Refer to footnote 8 on page 55. Please revise your disclosure to specifically state, if true, that the contribution made by the Farallon Funds relating to the funding of the outstanding tenant improvement costs under the Technicolor lease is pursuant to the contribution agreement.

Response: The Company has revised its disclosure in footnote 8 on page 55 in response to the Staff’s comment.

6.	We have read and considered your response to comment 3 in our letter dated May 28, 2010. Please expand your disclosure in footnote 9 to indicate, if true, that the company does not expect to make any material capital expenditures for recurring building improvements for the Technicolor Building.

Response: The Company has revised its disclosure in footnote 9 on page 55 in response to the Staff’s comment.

7.	We have read and considered your response to comment 4 in our letter dated May 28, 2010 and continue to have the position that the mortgage payments scheduled to be due within the 12-month period ending March 31, 2011 should be included within your calculation of estimated cash available for distribution. Although you have executed a term sheet with the lender to state that you plan to extend the maturity date of the loan, such a letter is usually non-binding. As such, your expectation of extension would not provide a factually supportable basis to exclude the loan payments. Please advise or revise accordingly.

Response: The Company respectfully advises the Staff that since the filing of Amendment No. 3 it has executed a loan agreement with the lender extending the maturity date of the loan, and therefore believes that this disclosure is accurate as presented.

Pro Forma Consolidated Financial Statements, page F-1

Note 1 - Adjustments to the Pro Forma Combined Balance Sheet, page F-7

8.	We have read and considered your response to comment 14 in our letter dated May 28, 2010. We note that the total value of the series A preferred operating partnership units issued is based on the value of the indirect partnership interests being acquired. To enhance the transparency of your disclosure, expand this footnote to discuss how the value of the indirect partnership interest being acquired was determined.

Response: The Company has revised its disclosure on page F-8 in response to the Staff’s comment.

Exhibit 8.1 – Draft Tax Opinion

9.	We note your response to comment 17 in our letter dated May 28, 2010. Please refer to the second to last paragraph of the draft tax opinion, specifically the statement that: “This opinion may not be relied upon you for any other purpose… provided that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities laws and persons purchasing securities pursuant to the Registration Statement.” Please note that it is inappropriate to place limitations on who may rely on the opinion and the manner in which reliance may be made. Please have counsel revise accordingly.

Response: The Company’s tax counsel has revised its draft tax opinion in response to the Staff’s comment. The Company is providing a revised draft of the Exhibit 8.1 opinion to the Staff on a supplemental basis for its review, which revised draft opinion is appended to this letter.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq., Hogan Lovells US LLP
Samantha S. Gallagher, Esq., Hogan Lovells US LLP

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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Hudson Pacific Properties, Inc.	File No. 047182-0001
11601 Wilshire Blvd., Suite 1600 Los Angeles, California 90025

Re:	Hudson Pacific Properties, Inc.

Ladies and Gentlemen:

We have acted as tax counsel to Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), in connection with its filing of a registration statement on Form S-11 dated February 16, 2010 (File No. 333-164916) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of up to              shares of common stock, par value $.01 per share (the “Common Stock”), as set forth in the prospectus contained in the Registration Statement.

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company and its subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company and its subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, dated as of the date hereof (the “Officer’s Certificate”). With your permission, we have assumed that the conclusion reached in the opinion of Venable LLP, counsel for the Company, dated as of the date hereof, with respect to certain matters of Maryland law is correct and accurate.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the

            , 2010

above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us that are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1.	Commencing with its taxable year ending December 31, 2010, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for such taxable year and thereafter; and

2.	The statements set forth in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity for any purpose without our prior written consent, which may be granted or withheld in our discretion, provided that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law and persons purchasing Common Stock.

            , 2010

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the Registration Statement under the captions “Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

DRAFT